SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*




                           VESTCOM INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   924904 10 5
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                                 (CUSIP Number)

                                     3/5/99
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   924904 10 5
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(1)  Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
     (entities only):   Joel Cartun
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)                     (b)
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by   (5) Sole Voting Power:  1,288,198
    Each Reporting Person With           (6) Shared Voting Power:  200,000*
                                         (7) Sole Dispositive Power:   see box 5
                                         (8) Shared Dispositive Power: see box 6

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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,488,198
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(10) Check  if  the  Aggregate  Amount  in  Row (9) Excludes Certain Shares (See
     Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 16.4%
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(12)    Type of Reporting Person (See Instructions):  IN
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*  Shares are held by trusts for the benefit of Mr. Cartun's children.

Item 1(a).  Name Of Issuer:  Vestcom International, Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices:  5 Henderson Drive,
            West Caldwell, New Jersey  07006
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Item 2(a).  Name of Person Filing:  Joel Cartun
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Item 2(b).  Address of Principal Business Office or, if None, Residence:
            c/o Vestcom International, Inc., 5 Henderson Drive, West Caldwell, New Jersey 07006
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities:  Common Stock
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Item 2(e).  CUSIP No.:  924904 10 5
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Item  3.  If  This   Statement   Is  Filed   Pursuant  to   ss.240.13d-1(b)   or
          ss.240.13d-2(b) or (c), check whether the Person Filing is a

        (a) [ ] Broker or dealer registered under Section 15 of the Act.

        (b) [ ] Bank as defined in section 3(a)(6) of the Act.

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

         (d) [ ]Investment company registered under section 8 of the Investment Company Act of 1940.

         (e) [ ]Investment adviser in accordance ss.240.13d-1(b)(1)(ii)(E).

         (f) [ ]Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g) [ ]Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h) [ ]Savings association as defined in section 3(b) of the Federal Deposit Insurance Act.

         (i)          [ ] Church plan that is excluded from the definition of an
                      investment   company   under   section   3(c)(14)  of  the
                      Investment Company Act of 1940.

         (j) [ ]Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a) Amount Beneficially Owned (as of December 31, 1999):

                  1,488,198

         (b) Percent of Class (as of December 31, 1999):

                  16.4%

         (c) Number of Shares as to which such person has:

            (i) sole power to vote or to direct the vote      1,288,198

           (ii) shared power to vote or to direct the vote      200,000*
                                                           ------------------

          (iii) sole power to dispose or to direct the disposition of 1,288,198

           (iv) shared power to dispose or to direct the disposition of 200,000*

Item 5.  Ownership of Five Percent or Less of a Class.    N/A

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.   N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification.     N/A

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*  Shares are held by trusts for the benefit of Mr. Cartun's children.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 8, 2000                    Joel Cartun

                                           By: /s/ Laura R. Kuntz
                                               Laura R. Kuntz, Attorney-in-Fact*


* A power of attorney was previously filed with the Commission and is incorporated herein by reference.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).